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                                  LAW OFFICE OF

                                 DANIEL W. SMALL

                                 ATTORNEY AT LAW


ONE BURTON HILLS BOULEVARD                              DANIEL W. SMALL, ESQ.
SUITE 330                                               dsmall@nashvillelaw.net
NASHVILLE, TENNESSEE 37215                              TELEPHONE (615) 252-6000
WEB SITE - www.nashvillelaw.net                         FACSIMILE (615) 252-6001


                                  June 28, 2006

VIA E-Mail_McHaleK@sec.gov & FEDEX
Kathryn McHale
Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Mid-America Bancshares, Inc. - Commission File No. 333-134247

Dear Ms. McHale:

General

Comment 1.        We note that you intend to include anti_takeover provisions in the charter of the holding company and yet you do not include details of these provisions or the opportunity for shareholders to vote on these provisions separate from the vote on the share exchange. Please revise your disclosure to unbundle these issues.

Clarification:    Registrant requests clarification of this comment as follows:
                  Registrant proposes to address the "unbundling" issue by including discussion in the joint proxy statement and prospectus, and line items on the proxy card, to vote FOR, AGAINST, or ABSTAIN on the unbundled issues as follows:

                          2-A: To approve the classified board and supermajority
                  provisions in the Charter of Mid-America Bancshares, Inc.

                          2-B: To approve the limitations on director removal
                  and the elimination of liability provisions of the Charter of Mid-America Bancshares, Inc.; and

                          2-C: To approve the Anti-Takeover Opt-In provisions of
                  the Charter of Mid-America Bancshares, Inc.



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Ms. Kathryn McHale
June 28, 2006
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                                                           DANIEL W. SMALL, ESQ.
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Questions and Answers about Voting Procedures, page 1

Comment 5.        Please include a question and answer that explains what
                  happens if shareholders vote against the merger.

Clarification:    Registrant requests clarification of this comment as follows:
                  Registrant understands this comment to mean "if the vote of the shareholders is insufficient to approve the share exchange." Please confirm that this is a correct interpretation or advise registrant of the Staff's understanding of the comment.

Opinion of Hovde Financial LLC..., page 31

Comment 17.       You disclose that the fairness opinion of Hovde Financial
                  LLC, dated November 14, 2005 is included as Appendix 2.
                  However, Appendix 2 includes a letter dated May 3, 2006 from
                  Hovde Financial LLC. Please revise to include the November 14,
                  2005 fairness opinion from Hovde Financial LLC.

Clarification:    Registrant requests clarification of this comment as follows:
                  Does the Staff expect that both letters would be included or only the earlier letter? In light of this comment, registrant proposes to include only the earlier dated letter.

Selected Unaudited Pro Forma Consolidated Financial Data, page 79

Comment 28.       Please revise here and in the Summary of the Share Exchange to disclose that this is an all-or-nothing offering since each element of the transaction must occur for the entire transaction to occur.

Clarification:    Registrant requests clarification of this comment as follows:
                  Registrant is unclear as to the meaning of the phrase
                  "all-or-nothing" in this context.

Pro Forma Compensation Table, page 91

Comment 33.       We note that your pro forma disclosure is identical to the amounts paid by the banks to each officer in the years indicated; pleas confirm that the holding company does not intend to increase the compensation paid to these officers. If you can not make this representation, please remove this table which implies continuity of salaries.

Clarification:    Registrant requests clarification of this comment as follows:
                  Although both banks have mailed proxy materials containing disclosure of compensation to their respective shareholders in connection with their annual meetings, registrant believed \ that this was an appropriate disclosure.




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Ms. Kathryn McHale
June 28, 2006
Page 3
                                                           DANIEL W. SMALL, ESQ.
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                  However, at this point in time, no plans have been
                  formulated concerning compensation at the holding company level and none may be formulated in the near term.
                  Registrant would like to have the flexibility to take one of the following actions: (1) to remove the tables and disclose that executive compensation for the holding company has not been determined at this time or (2) to leave the tables in with a similar disclaimer. Would the Staff consider either of the foregoing to be an acceptable response?

Fairness Opinions, Appendix 2 and Appendix 3

Comment 53.       Please provide the staff with a copy of board books and
                  any other opinions reports or appraisals provided by each company's financial advisors and submitted to management in connection with each firm's fairness analysis. In addition, please provide the analysis as to the value of each share of the holding company.

Note: Two copies of the books presented to the board of directors of the respective banks are being sent by courier today to your attention.

          We note for the Commission's information that the Federal Reserve Board approved the registrant's application on June 26, 2006, without condition. Of course, the approval is subject to a waiting period of up to 30 days in which the Department of Justice may object. (Comment No. 19)

          Thank you for your assistance. Please contact me if you need additional information.

                                            Very truly yours,

                                            /s/ Dan

                                            Daniel W. Small

Enclosure (As noted above)

cc::     Gary L. Scott, Chair
         David Major, President
         Stephen M. Maggart, Maggart & Associates, P.C.